

April 9, 2015

Paul A. Farr
Chief Executive Officer
Talen Energy Corporation
835 W. Hamilton Street
Allentown, PA 18101

> **Re:** **Talen Energy Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 18, 2015**
> **File No. 333-199888**

Dear Mr. Farr:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that Article XI of your Amended and Restated Certificate of Incorporation, filed as Exhibit 3.1, includes an exclusive forum provision. Please include disclosure on page 208 and the risk factor section, regarding this exclusive forum provision and discuss the effect of such provision on investors.

Pro Forma Condensed Combined Balance Sheet, page 98

2. We note the pro forma financial statements include the anticipated disposal of certain generating facilities for cash at carrying value as disclosed in Note 2, pro forma adjustment (c) on page 104. As a result, we are unable to reconcile the net pro forma cash and cash equivalents of $712 million. Please revise the cash and cash equivalent pro forma adjustments to depict cash on a gross basis rather than a net basis.

Note 3. Items Excluded from the Unaudited Pro Forma Financial Information and Unusual
Items, page 105

3. Please tell us your consideration of including a pro forma adjustment for the planned
    distribution from Energy Supply to PPL. In this regard, we note the pro forma
    adjustment made to reflect the expected distribution by RJS Power in the amount of $55
    million and that the terms of the agreements appear to provide for distributions, within
    certain limits, by both Energy Supply and RJS Power. Reference is made to SAB Topic
    1:B.

    You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Donna Di
Silvio, Staff Accountant, at (202) -551-3202 if you have questions regarding comments on the
financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202)
551-3792, or me at (202) 551-3720 with any other questions.

                                    Sincerely,

                                    /s/ Mara L. Ransom

                                    Mara L. Ransom
                                    Assistant Director

cc: Andrew R. Keller, Esq.
        Simpson Thacher & Bartlett LLP